UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

KIMBELL ROYALTY PARTNERS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

49435R 102

(CUSIP Number)

Benny D. Duncan

 P.O. Box 671099

Dallas, Texas 75367-1099

(214) 265-8277

with a copy to:

Bruce Newsome, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49435R 102

1.	Names of Reporting Persons Benny D. Duncan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,950,733 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,950,733 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,950,733

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.9% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes (a) 18,709 common units representing limited partner interests (the “Common Units”) in Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”), owned directly by Bitter End Royalties, LP, of which Mr. Duncan controls the general partner, (b) 20,053 Common Units owned directly by Eagle Minerals LP, of which Mr. Duncan controls the general partner, (c) 122,472 Common Units owned directly by Gorda Sound Royalties, L.P., of which Mr. Duncan controls the general partner, (d) 738,610 Common Units owned directly by Oil Nut Bay Royalties, LP, of which Mr. Duncan controls the general partner, and (e) 1,050,889 Common Units owned directly by Trunk Bay Royalty Partners, Ltd., of which Mr. Duncan controls the general partner.

(2) Based on 16,332,708 Common Units outstanding following the closing of the initial public offering of the Common Units of the Issuer on February 8, 2017 (the “Offering”), as set forth in the prospectus filed by the Issuer with the United States Securities and Exchange Commission pursuant to Rule 424(b) on February 6, 2017 (the “Prospectus”), and the exercise in full by the underwriters of the Offering of their option to purchase an additional 750,000 Common Units of the Issuer (the “Option”).

CUSIP No. 49435R 102

1.	Names of Reporting Persons Bitter End Royalties, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,709

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 18,709

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,709

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1% (1)

14.	Type of Reporting Person (See Instructions) PN

(1) Based on 16,332,708 Common Units outstanding following the closing of the Offering on February 8, 2017, as set forth in the Prospectus, and the exercise in full by the underwriters of the Option.

CUSIP No. 49435R 102

1.	Names of Reporting Persons Bitter End, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,709 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,709 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,709

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) Consists of 18,709 Common Units owned directly by Bitter End Royalties, LP, for which Bitter End, LLC is the general partner and over which Bitter End, LLC has sole voting and investment power.

(2) Based on 16,332,708 Common Units outstanding following the closing of the Offering on February 8, 2017, as set forth in the Prospectus, and the exercise in full by the underwriters of the Option.

CUSIP No. 49435R 102

1.	Names of Reporting Persons Eagle Minerals LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,053

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 20,053

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,053

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1% (1)

14.	Type of Reporting Person (See Instructions) PN

(1) Based on 16,332,708 Common Units outstanding following the closing of the Offering on February 8, 2017, as set forth in the Prospectus, and the exercise in full by the underwriters of the Option.

CUSIP No. 49435R 102

1.	Names of Reporting Persons Eagle Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,053 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 20,053 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,053

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) Consists of 20,053 Common Units owned directly by Eagle Minerals LP, for which Eagle Management, LLC is the general partner and over which Eagle Management, LLC has sole voting and investment power.

(2) Based on 16,332,708 Common Units outstanding following the closing of the Offering on February 8, 2017, as set forth in the Prospectus, and the exercise in full by the underwriters of the Option.

CUSIP No. 49435R 102

1.	Names of Reporting Persons Gorda Sound Royalties, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 122,472

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 122,472

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,472

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.7% (1)

14.	Type of Reporting Person (See Instructions) PN

(1) Based on 16,332,708 Common Units outstanding following the closing of the Offering on February 8, 2017, as set forth in the Prospectus, and the exercise in full by the underwriters of the Option.

CUSIP No. 49435R 102

1.	Names of Reporting Persons Gorda Sound, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 122,472 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 122,472 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,472

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.7% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) Consists of 122,472 Common Units owned directly by Gorda Sound Royalties, L.P., for which Gorda Sound, LLC is the general partner and over which Gorda Sound, LLC has sole voting and investment power.

(2) Based on 16,332,708 Common Units outstanding following the closing of the Offering on February 8, 2017, as set forth in the Prospectus, and the exercise in full by the underwriters of the Option.

CUSIP No. 49435R 102

1.	Names of Reporting Persons Oil Nut Bay Royalties, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 738,610

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 738,610

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 738,610

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.5% (1)

14.	Type of Reporting Person (See Instructions) PN

(1) Based on 16,332,708 Common Units outstanding following the closing of the Offering on February 8, 2017, as set forth in the Prospectus, and the exercise in full by the underwriters of the Option.

CUSIP No. 49435R 102

1.	Names of Reporting Persons Oil Nut Bay, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 738,610 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 738,610 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 738,610

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.5% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) Consists of 738,610 Common Units owned directly by Oil Nut Bay Royalties, LP, for which Oil Nut Bay, LLC is the general partner and over which Oil Nut Bay, LLC has sole voting and investment power.

(2) Based on 16,332,708 Common Units outstanding following the closing of the Offering on February 8, 2017, as set forth in the Prospectus, and the exercise in full by the underwriters of the Option.

CUSIP No. 49435R 102

1.	Names of Reporting Persons Trunk Bay Royalty Partners, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,050,889

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,050,889

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,889

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4% (1)

14.	Type of Reporting Person (See Instructions) PN

(1) Based on 16,332,708 Common Units outstanding following the closing of the Offering on February 8, 2017, as set forth in the Prospectus, and the exercise in full by the underwriters of the Option.

CUSIP No. 49435R 102

1.	Names of Reporting Persons Trunk Bay, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,050,889 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,050,889 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,889

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) Consists of 1,050,889 Common Units owned directly by Trunk Bay Royalty Partners, Ltd., for which Trunk Bay, LLC is the general partner and over which Trunk Bay, LLC has sole voting and investment power.

(2) Based on 16,332,708 Common Units outstanding following the closing of the Offering on February 8, 2017, as set forth in the Prospectus, and the exercise in full by the underwriters of the Option.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to common units representing limited partner interests (the “Common Units”) of Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”). The address of the principal executive office of the Issuer is 777 Taylor Street, Suite 810, Fort Worth, Texas 76102.

Item 2.	Identity and Background

(a)                                      This Schedule 13D is jointly filed by and on behalf of each of Benny D. Duncan, Bitter End Royalties, LP, a Texas limited partnership (“Bitter End”), Eagle Minerals LP, a Texas limited partnership (“Eagle Minerals”), Gorda Sound Royalties, L.P., a Texas limited partnership (“Gorda Sound”), Oil Nut Bay Royalties, LP, a Texas limited partnership (“Oil Nut”), Trunk Bay Royalty Partners, Ltd., a Texas limited partnership (“Trunk Bay,” and together with Bitter End, Eagle Minerals, Gorda Sound and Oil Nut, the “Duncan Entities”), Bitter End, LLC, a Texas limited liability company (“Bitter End GP”), Eagle Management, LLC, a Texas limited liability company (“Eagle Management GP”), Gorda Sound, LLC, a Texas limited liability company (“Gorda Sound GP”), Oil Nut Bay, LLC, a Texas limited liability company (“Oil Nut Bay GP”), and Trunk Bay, LLC, a Texas limited liability company (“Trunk Bay GP,” and together with Bitter End GP, Eagle Management GP, Gorda Sound GP and Oil Nut Bay GP, the “GPs,” and together with Mr. Duncan and the Duncan Entities, the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference (the “Joint Filing Agreement”). Bitter End, Eagle Minerals, Gorda Sound, Oil Nut and Trunk Bay are the record and direct beneficial owners of the securities covered by this statement. Bitter End GP is the general partner of Bitter End. Eagle Management GP is the general partner of Eagle Minerals. Gorda Sound GP is the general partner of Gorda Sound. Oil Nut Bay GP is the general partner of Oil Nut. Trunk Bay GP is the general partner of Trunk Bay. Mr. Duncan is (a) the sole member of Eagle Management GP, (b) the sole manager of Bitter End GP, Gorda Sound GP, Oil Nut Bay GP and Trunk Bay GP and (c) a director of Kimbell Royalty GP, LLC, a Delaware limited liability company, the general partner of the Issuer (the “MLP GP”).

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

(b)                                      The address of the principal business office of each of the Reporting Persons except for Bitter End and Bitter End GP is P.O. Box 671099, Dallas, Texas 75367. The address of the principal business office of each of Bitter End and Bitter End GP is P.O. Box 670988, Dallas, Texas 75367.

(c)                                       The principal business of the Duncan Entities is (i) the acquisition of an interest or interests in minerals and/or royalty interests attributable to an interest in minerals and (ii) the receipt of proceeds from the sale of produced hydrocarbons measured by the percentage interest owned by a Duncan Entity of the relevant interest in minerals or royalty interest attributable to an interest in minerals. The principal business of Bitter End GP is serving as the general partner of Bitter End. The principal business of Eagle Management GP is serving as the general partner of Eagle Minerals. The principal business of Gorda Sound GP is serving as the general partner of Gorda Sound. The principal business of Oil Nut Bay GP is serving as the general partner of Oil Nut. The principal business of Trunk Bay GP is serving as the general partner of Trunk Bay. The present principal occupation of Mr. Duncan is serving as (a) the sole member of Eagle Management GP, (b) the sole manager of Bitter End GP, Gorda Sound GP, Oil Nut Bay GP and Trunk Bay GP, (c) a director of the MLP GP, and (d) the sole manager of (A) GSR-Dallas 2016, LLC, a Texas limited liability company (“GSR”), (B) ONBR 2016, LLC, a Texas limited liability company (“ONBR”), (C) BER 2016, LLC, a Texas limited liability company (“BER”), and (D) TBRP 2016, LLC, a Texas limited liability company (“TBRP,” and together with GSR, ONBR and BER, the “Duncan Subsidiaries”) which Duncan Subsidiaries own non-producing oil and gas properties. The address of the principal business office of each of GSR, ONBR and TBRP is P.O. Box 671099, Dallas, Texas 75367. The address of the principal business office of BER is P.O. Box 670988, Dallas, Texas 75367. The principal business of the Duncan Subsidiaries is purchasing, selling and managing non-producing oil and gas properties.

(d)                                      No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                       No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                        The place of organization of each Reporting Person, other than Mr. Duncan, is listed in paragraph (a) of this Item 2. Mr. Duncan is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the Issuer’s initial public offering (the “IPO”), on February 8, 2017, the Duncan Entities and several other unaffiliated entities (each, a “Contributing Party,” and collectively, the “Contributing Parties”) contributed certain of their producing assets to the Issuer (the “Contribution”) as further described in that certain Contribution, Conveyance, Assignment and Assumption Agreement, dated as of December 20, 2016, by and among the Duncan Entities, the Issuer, the MLP GP, Kimbell Intermediate GP, LLC (“Intermediate GP”), Kimbell Intermediate Holdings, LLC (“Intermediate Holdings”), Kimbell Royalty Holdings, LLC (“Holdings,” and together with Intermediate GP and Intermediate Holdings, the “Intermediate Entities”), and the other parties thereto (the “Contribution Agreement”). The Intermediate Entities are entities controlled, directly or indirectly, by the MLP GP. In connection with the Contribution, each of the Duncan Entities received a combination of cash and Common Units, which cash and Common Units the Duncan Entities allocated among themselves based on an internally agreed upon formula.

As of the date hereof, (a) 18,709 Common Units are owned directly by Bitter End, (b) 20,053 Common Units are owned directly by Eagle Minerals, (c) 122,472 Common Units are owned directly by Gorda Sound, (d) 738,610 Common Units are owned directly by Oil Nut and (e) 1,050,889 Common Units are owned directly by Trunk Bay. This description of the Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 99.2 hereto which is incorporated by reference herein.

Item 4.	Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

Pursuant to the terms of the Contribution Agreement, each Contributing Party agreed not to, among other things, for a period of 180 days after February 2, 2017 (the “Lock-Up Period”), (a) offer for sale, sell, pledge or otherwise dispose of any Common Units or (b) exercise any right to cause to be filed a registration statement with respect to the Common Units, in each case without the prior written consent of the Issuer.

Pursuant to the Underwriting Agreement, dated as of February 2, 2017 (the “Underwriting Agreement”), by and among the Issuer, the MLP GP, Kimbell Operating Company, LLC, a wholly owned subsidiary of the MLP GP (“Kimbell Operating”), Intermediate GP, Intermediate Holdings, Kimbell GP Holdings, LLC (“GP Holdings”), Raymond James & Associates, Inc., RBC Capital Markets, LLC and Stifel, Nicolaus & Company, Incorporated, as representatives (the “Representatives”) of the several underwriters named in Schedule I thereto, and the lock-up agreements entered into in the form attached as Exhibit A thereto (the “Lock-Up Agreements”), subject to certain limited exceptions, the Issuer, the MLP GP, the executive officers and directors of the MLP GP (which includes Mr. Duncan) and the affiliates of the Issuer’s founders (the “Sponsors”), as well as certain individuals who purchase Common Units in the Issuer’s directed unit program, have agreed with the underwriters for the IPO, for the Lock-Up Period, not to directly or indirectly offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of or transfer any Common Units or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any Common Units without the prior written consent of the Representatives.

References to, and descriptions of, the Lock-Up Agreements as set forth in this Item 4 are qualified in their entirety by reference to the Underwriting Agreement attached hereto as Exhibit 99.3, which is incorporated in its entirety in this Item 4.

The MLP GP may grant unit options, unit appreciation rights, restricted units, unit awards, phantom units and distribution equivalent rights (the “Awards”) to employees, officers, consultants and directors of the MLP GP (which includes Mr. Duncan), Kimbell Operating, and their respective affiliates, who perform services for the Issuer, pursuant to the Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan (the “LTIP”). Common Units to be delivered pursuant to Awards under the LTIP may be Common Units acquired by the MLP GP in the open market, from any other person, directly from the Issuer, or any combination of the foregoing. References to, and descriptions of, the LTIP as set forth in this Item 4 are qualified in their entirety by reference to the LTIP attached hereto as Exhibit 99.4, which is incorporated in its entirety in this Item 4.

While the Reporting Persons hold their stake for investment purposes, representatives of the Reporting Persons may continue to conduct discussions from time to time with management of the Issuer, and may conduct discussions with other equity holders of the Issuer or other relevant parties, in each case, relating to matters that may include the strategic plans, strategy, assets, business, financial condition, operations, and capital structure of the Issuer. The Reporting Persons may engage the Issuer, other equity holders of the Issuer or other relevant parties in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer’s financial position and strategic direction, actions taken by the Board of Directors of the MLP GP, of which Mr. Duncan is a member, price levels of the securities of the Issuer, conditions in the capital markets and general economic and industry conditions, and the liabilities and obligations of the Reporting Persons, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including, selling some or all of the Reporting Persons’ respective holdings in the Issuer, distributing some or all of the Reporting Persons’ respective holdings in the Issuer, after the Lock-Up Period, to the partners of the Duncan Entities on a pro rata basis, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in subsections (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	Interest in Securities of the Issuer

(a)                                      The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act.  Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)                                      Number of shares as to which each Reporting Person has:

(i)                                sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)                             shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)                          sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)                         shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

The Duncan Entities are the record and direct beneficial owners of the securities covered by this Schedule 13D. Each of the Duncan Entities has the power to vote (and the power to dispose of) the Common Units owned by each such Duncan Entity.

As general partner of Bitter End, Bitter End GP may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any Common Units beneficially owned by Bitter End. Bitter End GP does not own any Common Units directly and disclaims beneficial ownership of any Common Units beneficially owned by Bitter End.

As general partner of Eagle Minerals, Eagle Management GP may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any Common Units beneficially owned by Eagle Minerals. Eagle Management GP does not own any Common Units directly and disclaims beneficial ownership of any Common Units beneficially owned by Eagle Minerals.

As general partner of Gorda Sound, Gorda Sound GP may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any Common Units beneficially owned by Gorda Sound. Gorda Sound GP does not own any Common Units directly and disclaims beneficial ownership of any Common Units beneficially owned by Gorda Sound.

As general partner of Oil Nut, Oil Nut Bay GP may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any Common Units beneficially owned by Oil Nut. Oil Nut Bay GP does not own any Common Units directly and disclaims beneficial ownership of any Common Units beneficially owned by Oil Nut.

As general partner of Trunk Bay, Trunk Bay GP may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any Common Units beneficially owned by Trunk Bay. Trunk Bay GP does not own any Common Units directly and disclaims beneficial ownership of any Common Units beneficially owned by Trunk Bay.

As sole member of Eagle Management GP and sole manager of Bitter End GP, Gorda Sound GP, Oil Nut Bay GP and Trunk Bay GP, Mr. Duncan may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any Common Units beneficially owned by the GPs. Mr. Duncan does not own any Common Units directly and disclaims beneficial ownership of any Common Units beneficially owned by any of the GPs.

As of the time of filing, no Reporting Person owns any Common Units other than as set forth in this Item 5.

(c)                                       Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below:

Transaction Date	Effecting Person(s)	Common Units Acquired	Price Per Common Unit	Description of Transaction
02/08/17	Bitter End Royalties, LP	18,709	(1)	Acquisition of Common Units in exchange for asset contribution
02/08/17	Eagle Minerals LP	20,053	(1)	Acquisition of Common Units in exchange for asset contribution
02/08/17	Gorda Sound Royalties, L.P.	122,472	(1)	Acquisition of Common Units in exchange for asset contribution
02/08/17	Oil Nut Bay Royalties, LP	738,610	(1)	Acquisition of Common Units in exchange for asset contribution
02/08/17	Trunk Bay Royalty Partners, Ltd.	1,050,889	(1)	Acquisition of Common Units in exchange for asset contribution

(1) The Issuer issued Common Units to each Duncan Entity based on a percentage, which percentage was determined by comparing (a) the value of the property contributed to the Issuer by such Duncan Entity and (b) the value of the properties contributed to the Issuer by all of the Contributing Parties collectively.

(d) Not applicable. (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated herein by reference.

First Amended and Restated Agreement of Limited Partnership of the Issuer

The MLP GP, as the sole general partner of the Issuer, Rivercrest Royalties, LLC, as the organizational limited partner of the Issuer, and the Duncan Entities are party to the First Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of February 8, 2017 (the “Partnership Agreement”). Among other things, the Partnership Agreement sets forth the rights of the parties thereto with respect to voting and distributions of cash.

Cash Distributions

The Partnership Agreement requires the Issuer to distribute all of its cash on hand at the end of each quarter, less reserves established by the MLP GP. The Issuer refers to this cash as “available cash.” The Issuer intends to distribute available cash to its unitholders, pro rata.

Issuance of Additional Units

The Partnership Agreement authorizes the Issuer to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by the MLP GP without the approval of the unitholders.

Limited Voting Rights

The MLP GP will manage and operate the Issuer. Unlike the holders of common stock in a corporation, the Issuer’s unitholders will have only limited voting rights on matters affecting the Issuer’s business. The Issuer’s unitholders will have no right to elect the MLP GP or its directors on an annual or other continuing basis. The MLP GP may not be removed unless that removal is both (i) for cause and (ii) approved by a vote of the holders of not less than 66 2/3% of the outstanding units, including any units owned by the MLP GP and its affiliates, voting together as a single class. None of the Reporting Persons has the ability to prevent the involuntary removal of the MLP GP.

Limited Call Right

If at any time the MLP GP and its affiliates (including the Sponsors and their respective affiliates) own more than 80% of the outstanding Common Units, the MLP GP will have the right, but not the obligation, to purchase all of the remaining Common Units at a price not less than the then-current market price of the Common Units, as calculated in accordance with the Partnership Agreement.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement attached hereto as Exhibit 99.5, which is incorporated in its entirety in this Item 6.

Registration Rights Agreement

Pursuant to the Contribution Agreement and the registration rights described in Exhibit K thereto (the “Registration Rights Agreement”), the Contributing Parties have specified demand and piggyback participation rights with respect to the registration and sale of Common Units held by them or their affiliates. At any time following the time when the Issuer is eligible to file a registration statement on Form S-3, each of the Sponsors has the right to cause the Issuer to prepare and file a registration statement on Form S-3 with the Securities and Exchange Commission covering the offering and sale of Common Units held by its affiliates. The Issuer is not obligated to effect more than one such demand registration in any 12-month period or two such demand registrations in the aggregate. If the Issuer proposes to file a registration statement pursuant to a Sponsor’s demand registration discussed above, the Contributing Parties may request to “piggyback” onto such registration statement in order to offer and sell Common Units held by them or their affiliates. The Issuer has agreed to pay all registration expenses in connection with such demand and piggyback registrations, excluding underwriters’ compensation, stock transfer taxes or counsel fees.

References to, and descriptions of, the Registration Rights Agreement of the Issuer as set forth in this Item 6 are qualified in their entirety by reference to the Contribution Agreement attached hereto as Exhibit 99.2, which is incorporated in its entirety in this Item 6.

Except as otherwise described herein and in the Joint Filing Agreement attached hereto as Exhibit 99.1, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the Common Units of the Issuer or any other securities of the Issuer.

Item 7.	Material to be Filed as Exhibits
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (filed herewith).
99.2

Contribution, Conveyance, Assignment and Assumption Agreement, dated as of December 20, 2016, by and among the Issuer, the MLP GP, the Intermediate Entities and the other parties named therein (filed as Exhibit 2.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-215458), as amended, initially filed with the Securities and Exchange Commission on January 6, 2017 and incorporated herein in its entirety by reference).

99.3

Underwriting Agreement, dated as of February 2, 2017, by and among the Issuer, the MLP GP, Kimbell Operating, Intermediate GP, Intermediate Holdings, GP Holdings, and the Representatives (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 7, 2017 and incorporated herein in its entirety by reference).

99.4

Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 7, 2017 and incorporated herein in its entirety by reference).

99.5

First Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of February 8, 2017 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2017 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2017	BITTER END ROYALTIES, LP

	By:	Bitter End, LLC, its general partner

	By:	/s/ Benny D. Duncan
	Name:	Benny D. Duncan
	Title:	Sole Manager

EAGLE MINERALS LP

	By:	Eagle Management, LLC, its general partner

	By:	/s/ Benny D. Duncan
	Name:	Benny D. Duncan
	Title:	Sole Member

GORDA SOUND ROYALTIES, L.P.

	By:	Gorda Sound, LLC, its general partner

	By:	/s/ Benny D. Duncan
	Name:	Benny D. Duncan
	Title:	Sole Manager

OIL NUT BAY ROYALTIES, LP
By:	Oil Nut Bay, LLC, its general partner

By:	/s/ Benny D. Duncan
Name:	Benny D. Duncan
Title:	Sole Manager

TRUNK BAY ROYALTY PARTNERS, LTD.

By:	Trunk Bay, LLC,
its general partner

By:	/s/ Benny D. Duncan
Name:	Benny D. Duncan
Title:	Sole Manager

BITTER END, LLC

By:	/s/ Benny D. Duncan
Name:	Benny D. Duncan
Title:	Sole Manager

EAGLE MANAGEMENT, LLC

By:	/s/ Benny D. Duncan
Name:	Benny D. Duncan
Title:	Sole Member

GORDA SOUND, LLC

By:	/s/ Benny D. Duncan
Name:	Benny D. Duncan
Title:	Sole Manager

OIL NUT BAY, LLC

By:	/s/ Benny D. Duncan
Name:	Benny D. Duncan
Title:	Sole Manager

TRUNK BAY, LLC

By:	/s/ Benny D. Duncan
Name:	Benny D. Duncan
Title:	Sole Manager

Benny D. Duncan

/s/ Benny D. Duncan

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (filed herewith).
99.2

Contribution, Conveyance, Assignment and Assumption Agreement, dated as of December 20, 2016, by and among the Issuer, the MLP GP, the Intermediate Entities and the other parties named therein (filed as Exhibit 2.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-215458), as amended, initially filed with the Securities and Exchange Commission on January 6, 2017 and incorporated herein in its entirety by reference).

99.3

Underwriting Agreement, dated as of February 2, 2017, by and among the Issuer, the MLP GP, Kimbell Operating, Intermediate GP, Intermediate Holdings, GP Holdings, and the Representatives (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 7, 2017 and incorporated herein in its entirety by reference).

99.4

Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 7, 2017 and incorporated herein in its entirety by reference).

99.5

First Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of February 8, 2017 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2017 and incorporated herein in its entirety by reference).